Exhibit (a)(i)

OFFER TO PURCHASE

INLAND AMERICAN REAL ESTATE TRUST, INC.

2901 BUTTERFIELD ROAD

OAK BROOK, IL 60523

(855) 377-0510

OFFER TO PURCHASE UP TO $350 MILLION

OF ITS SHARES OF OUTSTANDING COMMON STOCK

AT A PURCHASE PRICE OF NOT GREATER THAN $6.50

OR LESS THAN $6.10 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M., EASTERN TIME, APRIL 11, 2014,

UNLESS EXTENDED OR WITHDRAWN

Dear Stockholder:

Inland American Real Estate Trust, Inc. (the “Company”) is offering to purchase shares of the Company’s common stock, par value $0.001 per share (“Shares” or “Common Stock”), for cash in an amount up to $350 million at a price per Share specified by the tendering stockholders of not greater than $6.50 or less than $6.10 on the terms and conditions set forth in this Offer to Purchase and the related Letter of Transmittal included with this Offer to Purchase on yellow paper as Exhibit A (the “Letter of Transmittal”) and the related Instructions included with this Offer to Purchase as Exhibit C. This Offer to Purchase and the Letter of Transmittal, including the instructions to the Letter of Transmittal, constitute the “Offer.”

Unless extended or withdrawn, the Offer, proration period and withdrawal rights will expire at 5:00 p.m., Eastern Time, on Friday, April 11, 2014 (the “Expiration Date” or the “Expiration Time”). You may tender all, a portion or none of your Shares.

Stockholders desiring to tender all or any portion of their Shares for repurchase must complete and sign a Letter of Transmittal and deliver it to the Company in the manner set forth in “Procedures for Tendering Shares” below. Stockholders not interested in tendering any of their Shares need not take any action.

Promptly after the Expiration Date, assuming the conditions to the Offer have been satisfied or waived, we will determine the purchase price, which will be the lowest price per Share (in increments of $0.10) of not more than $6.50 and not less than $6.10 per Share (the “Purchase Price”) that will enable us to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn, having an aggregate purchase price not exceeding $350 million (or such lesser number if less than $350 million in value of Shares are properly tendered and not properly withdrawn in the Offer).

All Shares properly tendered pursuant to the Offer will be purchased at the same Purchase Price, even Shares tendered at a lower price. Because of the “odd lot” priority and proration provisions described in this Offer to Purchase, less than all of the Shares tendered at or below the Purchase Price may be purchased if more than $350 million in the aggregate value of Shares are properly tendered and not properly withdrawn.

Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased pursuant to the Offer will be returned promptly following the Expiration Date.

Subject to complying with applicable law, we reserve the right, in our sole discretion, to change the Purchase Price or the range used to determine the Purchase Price and to increase or decrease the total dollar amount of Shares sought in the Offer. In accordance with rules promulgated by the Securities and Exchange Commission, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $120 million.

Our board of directors has approved the Offer. Neither the Company, our board of directors, DST Systems, Inc. in its capacity as Depositary, Paying Agent or Information Agent, however, makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which you may choose to tender your Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

No person has been authorized to make any recommendation on behalf of the Company, our board, the Depositary, Paying Agent or the Information Agent or any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal. If given or made, any recommendation and any information and representations must not be relied upon. This Offer has been neither approved nor disapproved by the Securities and Exchange Commission (the “SEC”), nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the accuracy or adequacy of the information contained or incorporated by reference in this Offer to Purchase. Any representation to the contrary is a criminal offense.

Questions, requests for assistance and requests for additional copies of the Offer may be directed to DST Systems, Inc., the information agent for the Offer (the “Information Agent”), by telephone toll free at 855-377-0510.

MARCH 14, 2014

INLAND AMERICAN REAL ESTATE TRUST, INC.

SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience. This summary term sheet highlights the material terms of the Offer but does not describe all of the details of the Offer to the same extent described elsewhere in this Offer to Purchase. We urge you to read the entire Offer to Purchase, the related Letter of Transmittal and the documents incorporated herein by reference because they contain the full details about the Offer or the Company. We have included references to the sections of this Offer to Purchase where you will find a more complete discussion. Except where the context suggests otherwise, the terms “we,” “us,” “our” and the “Company” refer to Inland American Real Estate Trust, Inc., a Maryland corporation.

Who is offering to purchase my Shares?

Inland American Real Estate Trust, Inc., a Maryland corporation.

What is the purpose of the Offer?

We understand that our stockholders may have different needs with respect to the liquidity of their Shares. The Offer is part of our overall goal to enhance stockholder value while addressing the needs of certain of our stockholders who require immediate liquidity. Accordingly, the purpose of the Offer is to provide those stockholders who wish to obtain immediate liquidity for their Shares an opportunity to do so, while at the same time balancing the best interests of the Company and of those stockholders who wish to remain invested in the Company.

Overall, we believe that the Offer is a prudent use of our financial resources given our business profile, capital structure, assets and the most recent estimated value equal of $6.94 per Share. We further believe that investing in our own Shares at a price less than our current estimated value per Share is a prudent use of our capital. As a way to further the dual purposes of the Offer, the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents an efficient mechanism to provide our stockholders who desire immediate liquidity with the opportunity to tender Shares, while also providing a benefit to those stockholders who do not participate in the Offer, as such non-participants will automatically increase their relative percentage ownership interest in us and our future operations, including any liquidity events that we may have in the future. Further, we believe that the tender offer, if completed, will be accretive to earnings per share. For additional information regarding potential strategic transactions, including any transaction designed to provide liquidity for stockholders, see “The Offer — Section 11.”

Did you consider other alternatives to the Offer?

Our board considered declaring a one-time special distribution payable to all stockholders. The special distribution would be designated as a distribution of net sales proceeds the effect of which would be to reduce our total “invested capital.” Our board noted, however, that a special distribution would not positively impact our future earnings or net asset value because the cash would not be available to invest in yield generating assets and a special distribution would not reduce the number of Shares that we have outstanding.

Our board also considered expanding our Death and Disability SRP (defined below) to include a general repurchase program. Consistent with existing law, however, our board noted that repurchases under a general repurchase program may not, over any twelve-month period, exceed more than 5% of our issued and outstanding Shares at the beginning of the twelve calendar month period. For example, we had 913,100,469 Shares outstanding as of February 28, 2014. Thus, we would be able to purchase up to approximately 45,655,000 Shares under a general repurchase program over the twelve (12) month period beginning March 1, 2014. Under the Offer, in contrast, assuming a Purchase Price of $6.50 per Share, we would be able to purchase approximately 53,846,153 Shares. In addition, under the Offer we are able to give preference to stockholders owning less than 100 Shares. We would not be able to do so under a general repurchase program.

What is the effect of the Offer?

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest of stockholders that do not tender their Shares. Assuming the Purchase Price is equal to the lowest price within our range, the approximately 57,377,049 Shares that we are offering to purchase represent approximately 6.28% of the outstanding Shares as of February 28, 2014. Additionally, stockholders who tender all of their Shares will give up the opportunity to participate in any future benefits from owning Shares including the right to any future dividends or distributions that we may pay. The Purchase Price per Share paid to tendering stockholders may be less than the total amount which might otherwise be received by stockholders at a later date. The purchase of Shares pursuant to the Offer will also have the effect of decreasing our cash.

On January 29, 2014 we announced that we were suspending our Second Amended and Restated Share Repurchase Program referred to herein as the “Death and Disability SRP.” We noted that we intend to reinstate the Death and Disability SRP at some point during this year. Under applicable law, we will not be permitted to reinstate the Death and Disability SRP until ten (10) business days after completing this Offer. Because reinstatement will require thirty (30) days’ notice, the Death and Disability SRP may not be reinstated for at least forty-five 45 days after completing this Offer. Reinstatement would be further delayed if we extend the Offer. If the Death and Disability SRP is reinstated, we will be required to suspend it if we decide to commence another tender offer or offers. There is no assurance that we will reinstate the Death and Disability SRP immediately after completing this Offer.

Our purchases pursuant to the Offer will not result in the deregistration of our Shares under the Exchange Act.

Will you repurchase Shares after the Offer is completed?

We intend to reinstate the Death and Disability SRP at some point during this year. Additionally, while we have no current plans to do so, depending on the results of the Offer, we may expand our Death and Disability SRP to include general repurchases or commence an additional tender offer or offers for our Shares. Any expansion of our Death and Disability SRP or additional tender offers will depend on, among other things, our results of operations, financial position and capital requirements, general business conditions, legal, tax, regulatory and contractual constraints or restrictions and other factors our management team and board of directors deem relevant. The price at which we may offer to purchase Shares under a general repurchase program or pursuant to additional tender offers would be determined at the time we decided to pursue that particular course of action or actions and may be greater or less than the Purchase Price. There is no assurance that we will expand our Death and Disability SRP or commence an additional tender offer or offers following the Offer.

How many Shares will the Company purchase, what is a “modified Dutch Auction” and what will be the purchase price and form of payment?

We are conducting the Offer by means of a process commonly referred to as a “modified Dutch Auction.” This approach allows each stockholder to indicate the price (within a range established by us) that the stockholder would be willing to sell Shares back to us. In this case, we are offering to purchase for cash up to $350 million in value of our Shares pursuant to tenders at a price specified by the tending stockholders of not greater than $6.50 nor less than $6.10 per Share subject to the terms and conditions of the Offer. In accordance with rules promulgated by the Securities and Exchange Commission, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer.

Properly tendering Shares at $6.10 per Share assures you that at least a portion of your Shares will be purchased so long as we purchase Shares under the Offer (subject to provisions relating to “odd lot” priority and proration described herein). If you tender Shares at any of the other price in the range, there is a possibility that none of those Shares will be purchased. Regardless of the prices at which you decide to tender Shares, all of the Shares purchased pursuant to the Offer will be purchased for the same price. If you tender Shares for a price that is less than the price ultimately determined to be the Purchase Price, you will receive the Purchase Price for any of those Shares that are accepted for purchase. Because the Purchase Price will be the lowest of the five prices that will enable us to purchase the maximum number of Shares having an aggregate purchase price not exceeding $350 million, if you tender Shares for a price that is more than the price ultimately determined to be the Purchase Price, none of those Shares tendered at the higher price will be purchased. Consequently, selecting a higher price for a tendered Share will increase the possibility that the Share may not be purchased in the Offer.

We will announce the preliminary results of the Offer, including the Purchase Price and the expected proration factor and pay the Purchase Price in cash, less any applicable withholding taxes and without interest, for the Shares we accept for payment promptly after the Expiration Date. If we are required to pro rate, however, we expect it may take up to five business days after the Expiration Date to calculate the final proration factor and begin paying for Shares accepted for payment.

We will pay for Shares that are properly tendered and not properly withdrawn by depositing the Purchase Price in cash with DST Systems, Inc. (“DST”), the paying agent for the Offer (the “Paying Agent”), which will act as your agent for the purpose of receiving payments from us and transmitting payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by DST in its capacity as the Depositary for the Offer (the “Depositary”) of a properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by the Letter of Transmittal.

Subject to applicable law, we reserve the right, in our sole discretion, to change the Purchase Price and the price range and to increase or decrease the value of Shares sought in the Offer. The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions. See “The Offer — Sections 1 and 2.”

How was the price range determined?

We determined the price range for the Offer based on discussions between our management and our board of directors. Our board considered, among other things, the fact that we have not provided a general repurchase program since early 2009, the amount of monies that we would have available to fund the Offer, the likelihood that stockholders would tender and the potential accretion to earnings and net asset value at each price point compared to the risk-adjusted returns available from reinvesting in new assets. Our board also took note of the price offered in a recent tender offer commenced by a third-party as well as the price at which Shares are being offered and sold in secondary market transactions reported by third-parties. Management noted that these secondary market transactions are small in relation to the number of Shares outstanding and there is no assurance that all transactions are reported or that the transactions reported are being accurately reported.

Based on all of these factors, our board and management arrived at the price range of $6.10 – $6.50 per Share, which we believe is a range within which our stockholders might sell their Shares pursuant to the Offer and within which we can make purchases that will constitute a prudent use of the Company’s financial resources.

If I tender my Shares, and the Company accepts the Shares I tender, will I receive distributions paid before my Shares are accepted?

Yes, you will be entitled to receive any distributions that we pay prior to the date on which Shares are accepted for payment pursuant to the Offer. Shares purchased in the Offer will no longer be eligible to receive distributions except for any distributions declared to stockholders of record on a date prior to the date we accept those Shares for payment.

What if I participate in the Company’s Distribution Reinvestment Plan and want to tender all my Shares?

If you are a participant in the Company’s distribution reinvestment plan (the “DRP”), any Shares you receive through the DRP prior to the Expiration Date will be tendered if either of the following two statements is true:

(a)	you elect to tender ALL of your Shares by checking a box in row 1 on your Letter of Transmittal,

- OR-

(b)	you tender ALL of your Shares by including them in row 2 on your Letter of Transmittal and we accept all of your Shares in row 2 for payment in the Offer.

Note that even if you tender all of your Shares, we may not accept all of them for payment. For example, if the Offer is oversubscribed at the Purchase Price, we will have to prorate the number of Shares we purchase from each tendering stockholder (other than stockholders who receive “odd lot” priority treatment). Similarly, if the price at which you tender some or all of your Shares is above the Purchase Price, those Shares tendered above the Purchase Price will not be accepted by us for payment in the Offer.

What if stockholders tender more than $350 million in value of Shares?

If more than $350 million in value of Shares are properly tendered and not properly withdrawn, we will purchase Shares on the following basis:

•	First, we will purchase all the Shares properly tendered at or below the Purchase Price and not properly withdrawn by any “odd lot holder” (a stockholder of less than 100 Shares) who tenders all of that holder’s Shares; and

•	Second, after the purchase of all the Shares properly tendered by odd lot holders, we will purchase all other Shares properly tendered at or below the Purchase Price, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional Shares.

In addition, in accordance with rules promulgated by the Securities and Exchange Commission, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $120 million.

Because of the proration and “odd lot” priority provisions described in this Offer to Purchase, it is possible that we will not purchase all the Shares that you tender even if you tender them at or below the Purchase Price. If the Offer is oversubscribed, and you are not an odd lot holder, the amount we purchase from you will be prorated.

If we are required to pro rate, the Paying Agent will determine the proration factor promptly following the Expiration Date. Proration for each stockholder tendering Shares (other than odd lot holders) will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders (other than odd lot holders) at or below the Purchase Price with appropriate adjustments to avoid purchases of fractional Shares. Because of the difficulty in determining the number of Shares properly tendered and not withdrawn and because of the odd lot procedure described above, we expect that we will not be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until at least five business days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.

The number of Shares that we will purchase from a stockholder pursuant to the Offer may affect the U.S. federal income tax consequences to the stockholder of the purchase and, therefore, may be relevant to a stockholder’s decision whether to tender Shares. Each stockholder should consult with its tax advisor to evaluate the tax consequences of tendering or selling Shares in the Offer.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of our Shares, including any custodian, brokers, dealers, commercial banks, trust companies and other nominees, or the names of whose nominees, appear on our stockholder list. See “The Offer — Section 1.”

If I own fewer than 100 Shares and I tender all of my Shares, will I be subject to proration?

If you own beneficially or of record fewer than 100 Shares in the aggregate, you will not be subject to proration if: (1) you properly tender all of these Shares at or below the Purchase Price, (2) you do not properly withdraw them before the Expiration Time, and (3) you complete the Letter of Transmittal included with this Offer to Purchase on yellow paper as Exhibit A and the Odd Lot certification form attached on yellow paper hereto as Exhibit B. See “The Offer — Section 1.”

How do I tender Shares that are registered in my name?

If you would like us to purchase your Shares or a portion of your Shares that are registered in your name, you must properly complete and sign the Letter of Transmittal enclosed according to its instructions and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal to DST in its capacity as the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

Unless the Offer is extended, the completed and executed Letter of Transmittal must be received before the Expiration Time on the Expiration Date. See “The Offer — Section 2.”

How do I tender Shares that I hold through a broker, dealer, commercial bank, trust company, custodian or other nominee?

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted. See “The Offer — Section 2.”

Will I be notified of any defects in the documents I submit?

To the extent practicable, the Company and DST will attempt to give notice of any defects or irregularities in tenders, provided, however, that none of the Company, DST or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. The Company will not be liable for failure to waive any condition of the Offer or for any defect or irregularity in any tender of Shares. Therefore, we encourage stockholders to carefully complete their tender materials and submit them as early as possible after you have considered the information in this Offer to Purchase, so that you will have as much time as possible prior to the Expiration Date to correct any defects or irregularities in their tenders. See “The Offer — Section 2.”

What will happen to my fractional Shares in connection with the Offer?

If (i) you are tendering all of your Shares and the Offer is not over-subscribed; or (ii) you are an odd lot holder tendering all of your Shares, we will purchase your Shares properly tendered at a price or prices at or below the Purchase Price, including any fractional Share pursuant to the terms and subject to the conditions of the Offer. However, if the Offer is over-subscribed and your tendered Shares are subject to purchase on a pro rata basis, the proration will be adjusted to avoid the purchase of any fractional Shares. See “The Offer — Section 9.”

Will I have to pay brokerage fees and commissions if I tender my Shares?

No, if you are the holder of record of your Shares and you tender your Shares directly, you will not incur any brokerage fees or commissions. If you hold your Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee and that person tenders Shares on your behalf, that person may charge you a fee for doing so. We urge you to consult your broker, dealer, commercial bank, trust company, custodian or other nominee to determine whether any such charges will apply.

What is the accounting treatment of the Offer for the Company?

The purchase of Shares pursuant to the Offer will reduce our stockholders’ equity in an amount equal to the aggregate Purchase Price of the Shares purchased, reduce total cash and increase our indebtedness in an amount equal to the amount of monies drawn on our credit facility, if any, to fund a portion of the Purchase Price.

Are there any governmental or regulatory approvals, consents or filings to be made or obtained in connection with the Offer?

We are not aware of any approval or other action by any governmental, administrative or regulatory authority, agency or body required for us to acquire Shares pursuant to the Offer. We intend, however, to seek any approvals or make any notice filings that may be required. We may be required to delay the acceptance for payment of, or payment for, Shares tendered in the Offer pending receipt of any approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offer to accept for payment and pay for Shares are subject to the satisfaction of certain conditions. See “The Offer — Sections 6 and 15.”

Must I tender all of my Shares to participate in the Offer?

No. Subject to the conditions described herein for odd lot holders to have all of their Shares acquired in the Offer, you may tender all of your Shares, a portion of your Shares or none of your Shares. You are able to tender your Shares regardless of how long you have owned them. See “The Offer — Section 3.”

When will the Offer expire? Can the Offer be extended? How will I be notified if the Offer period is extended?

You may tender your Shares until the Offer expires on the Expiration Date. We may choose to extend the Offer period for any reason. If we extend the Offer period, we will issue a press release no later than 9:00 a.m. on the next business day after the previously scheduled Expiration Time. We cannot assure you that the Offer will be extended or, if extended, for how long it will be extended. See “The Offer — Sections 1 and 7.”

Will there be any tax consequences to me if I tender my Shares?

Yes. If we accept your tender of Shares, you will be treated as either having sold or exchanged those Shares in a taxable transaction or, under certain circumstances, as a having received a distribution with respect to those Shares that is treated as a dividend to the extent it is paid out of our current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares. See “The Offer — Section 16.”

May I withdraw my tendered Shares?

Yes. You may withdraw any or all Shares tendered at any time prior to the Expiration Time. To withdraw your tendered Shares, you must properly submit a written notice of withdrawal (a “Withdrawal Letter”) and deliver it, together with any required signature guarantees and any other required documents, to the Depositary at the appropriate address shown on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted. See “The Offer — Section 4.”

How will the Company pay for the Shares?

Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $350 million, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares (resulting in a commensurate increase in the dollar volume by up to approximately $120 million) without amending or extending the Offer in accordance with rules promulgated by the Securities and Exchange Commission. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $351 million. We intend to fund the purchase of Shares in the Offer and pay related costs by using our available cash, which may include funds received from draws on the line of credit provided under our senior unsecured credit facility. See “The Offer — Section 12.”

What are the most significant conditions to the Offer?

Our obligation to accept for payment and pay for your tendered Shares depends upon a number of conditions that must be satisfied or waived on or prior to the Expiration Date, including but not limited to:

•	any threatened or pending action, suit or proceeding by any third-party including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares pursuant to the Offer;

•	makes our purchase of, or payment for, some or all of the Shares pursuant to the Offer illegal, or otherwise restrict or prohibit consummation of the Offer; or

•	materially impairs the contemplated benefits to us of the Offer;

•	there has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	legislation amending the Internal Revenue Code of 1986, as amended (the “Code”), the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC;

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of the Offer;

•	any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has a material adverse effect on our business or prospects, or the benefits to us of the Offer;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall have determined that the consummation of the Offer and the purchase of the Shares may cause the Shares to be held of record by less than 300 persons.

In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a real estate investment trust (a “REIT”) under the Code we may terminate or amend the Offer or postpone the acceptance of its Shares for payment.

If any of the conditions referred to above is not satisfied, we may:

•	terminate the Offer and return all tendered Shares to the tendering stockholders,

•	extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all of the tendered Shares until the expiration of the Offer as so extended,

•	waive the condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all the Shares validly tendered and not withdrawn prior to the Expiration Date, or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

Each of these conditions is for our sole benefit and may be asserted or waived by us, in whole or in part, at any time and from time to time in our discretion prior to the Expiration Date. The Offer is not conditioned upon on any minimum number of Shares being tendered.

May you extend, amend or terminate the offer?

Yes, we may extend, amend or terminate the Offer in our sole discretion. The Offer is not conditioned upon the tender of any minimum number of Shares. We are not required to accept or pay for any Shares tendered unless the conditions to the Offer have been met. See “The Offer — Sections 6 and 7.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Offer contains certain forward-looking statements and information relating to us that are based on current expectations, estimates, forecasts and projections and our management’s beliefs and assumptions about us, our future performance and our business, including statements about the Offer. These statements include, but are not limited to, statements about our strategies, plans, objectives, expectations, intentions, expenditures, and assumptions and other statements contained in the Offer that are not statements of historical fact. In addition, we, or others on our behalf, may make forward-looking statements in press releases or written statements, or in our communications and discussions with broker dealers or due diligence firms in the normal course of business through meetings, webcasts, phone calls and conference calls. Words such as “believe,” “estimate,” “expect,” “anticipate,” “intend,” “outlook,” “could,” “target,” “seek,” “should,” “may,” “assume,” “continue,” “plan” and “project” and as well as variations of such words and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are not guarantees and involve certain risks, uncertainties and assumptions, including the fulfillment of the conditions to this Offer, that make the future difficult to predict. Actual results may not conform to, and may differ materially from, our expectations, intentions and predictions. We describe risks, uncertainties and assumptions that could affect our ability to execute our strategy, our future financial condition and the outcome or results of operations in the “Risk Factors” section of our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC, which may be added to, or revised by, subsequent filings with the SEC.

Except as required by applicable law, we neither intend nor assume any obligation to update these forward-looking statements, which speak only as of the respective dates on which they were made. We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied or forecasted by our forward-looking statements.

THE OFFER

1.	Price; Number of Shares; Expiration Date; Proration

Subject to the terms and conditions of the Offer, we will purchase for cash up to $350 million in value of Shares at a price specified by the tendering stockholders of not greater than $6.50 or less than $6.10 per Share which are properly tendered and not properly withdrawn prior to the Expiration Date. We reserve the right to extend the Offer. See “The Offer — Extension of the Offer; Termination; Amendment.” In addition, in accordance with rules promulgated by the Securities and Exchange Commission, we may increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer. This could result in the dollar value of the Offer increasing by up to approximately $120 million.

The Purchase Price which will be the lowest price per Share (in increments of $0.10) of not more than $6.50 and not less than $6.10 per Share, at which Shares have been properly tendered in the Offer, that will enable us to purchase the maximum number of Shares properly tendered in the Offer and not properly withdrawn, having an aggregate Purchase Price not exceeding $350 million (or such lesser number if less than $350 million in value of Shares are properly tendered and not properly withdrawn in the Offer).

All Shares properly tendered at or below the Purchase Price and not properly withdrawn will be purchased at the same Purchase Price even if the stockholder tendered at a lower price. Because of the “odd lot” priority and proration provisions described herein, all of the Shares tendered at or below the Purchase Price may not be purchased if more than $350 million in aggregate value of Shares are properly tendered and not properly withdrawn.

Only Shares properly tendered at prices at or below the Purchase Price, and not properly withdrawn, will be eligible to be purchased. Shares tendered but not purchased will be returned promptly following the Expiration Date.

As of February 28, 2014, there were 913,100,469 Shares issued and outstanding. The Shares are not listed on a national securities exchange.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of our Common Stock, including brokers, dealers, commercial banks, trust companies, custodians and other nominees and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.

Our board of directors has approved the Offer. Neither the Company, our board of directors, DST in its capacity as the Information Agent, Depositary or Paying Agent, however, makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which you may choose to tender your Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. The Offer is, however, subject to certain conditions. See Section 6.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right, in our sole discretion, at any time and from time to time, (a) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Shares, (b) to increase or decrease the total dollar amount of Shares sought in the Offer, (c) to amend the Offer prior to the Expiration Date, and (d) upon the occurrence of any of the conditions specified in Section 6 prior to the Expiration Date, to terminate the Offer and not accept any Shares for payment. Notice of any extension, amendment or termination will be distributed promptly to stockholders in a manner reasonably designed to inform them of the change in compliance with Rule 14d-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In the case of an extension of the Offer, we will issue a press release or other public announcement no later than 9:00 a.m., Eastern Time, on the next business day after the scheduled Expiration Date, in accordance with Rule 14e-1(d) under the Exchange Act.

If we (i) increase the price that may be paid for the Shares above $6.50 per Share or decrease the price that may be paid for the Shares below $6.10 per Share, (ii) increase the maximum number of Shares that we may purchase in the Offer by more than 2% of our outstanding Shares or (iii) decrease the number of Shares that we may purchase in the Offer, then the Offer must remain open for at least ten (10) business days following the date that notice of the increase or decrease is first published, sent or given.

Stockholders properly tendering Shares at a price equal to $6.10 per Share can expect to have at least a portion of their Shares purchased at the Purchase Price if any Shares are purchased pursuant to the Offer (subject to provisions relating to “odd lot” priority and proration described herein).

The Company will not accept or pay for any Shares that are subject to, and all Shares tendered in the Offer must be free and clear of, any liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever. The Company will acquire all rights and benefits arising from any Shares that it accepts and pays for in the Offer, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of the tendered Shares to stockholders of record on or prior to the date on which the Shares are accepted for payment pursuant to the Offer will be for the account of the tendering stockholder(s).

Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $350 million we first will purchase all Shares tendered by any Odd Lot Holder (as defined below) who: (1) properly completes and submits the Letter of Transmittal included with this Offer to Purchase on yellow paper as Exhibit A and the Odd Lot certification form included herewith on yellow paper as Exhibit B; and (2) properly tenders all Shares owned beneficially or of record by the Odd Lot Holder at a price (or multiple prices) at or below the Purchase Price and does not properly withdraw this tender (note: tenders of less than all of the Shares owned by an Odd Lot Holder and Shares tendered at a price or prices greater than the Purchase Price will not qualify for this preference).

Next, we will purchase all other Shares properly tendered and not properly withdrawn, at prices at or below the Purchase Price, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, as described below, until we have purchased Shares resulting in an aggregate purchase price of $350 million; provided that we may increase the number of Shares purchased by up to 2% of the outstanding Shares without amending or extending the offer which, if we do so, could commensurately increase the dollar value of the Offer by up to approximately $120 million.

Odd Lots. The terms “odd lot” and “Odd Lot Holder” refer to persons who are record or beneficial owners of a total of fewer than 100 Shares. All Shares properly tendered prior to the Expiration Date at prices at or below the Purchase Price by an Odd Lot Holder who is tendering all Shares owned by that Odd Lot Holder will be purchased by us in the Offer if they are not properly withdrawn. This will be the case even if the Offer is oversubscribed and other tendering stockholders have the amount of their tendered Shares prorated. Odd Lot Holders should certify their status in the appropriate place on the Odd Lot certification form included with this Offer to Purchase on yellow paper as Exhibit B. To qualify for this preference, an Odd Lot Holder must tender all Shares owned by the Odd Lot Holder in accordance with the procedures described in Section 2. This preference is not available to partial tenders or to beneficial or record holders of 100 or more Shares in the aggregate, even if these holders have separate accounts holding fewer than 100 Shares. Any Odd Lot Holder wishing to tender all of his, her or its Shares pursuant to the Offer should complete the Letter of Transmittal included with this Offer to Purchase on yellow paper as Exhibit A and the Odd Lot certification form included herewith on yellow paper as Exhibit B.

Proration. The Paying Agent will determine the proration factor following the Expiration Date, if required. Subject to adjustments to avoid the purchase of fractional Shares, proration for each stockholder tendering Shares (other than Odd Lot Holders) at or below the Purchase Price, will be based on the ratio of the number of Shares properly tendered and not properly withdrawn by the stockholder to the total number of Shares properly tendered and not properly withdrawn by all stockholders (other than Odd Lot Holders). Because of the difficulty in determining the number of Shares properly tendered and not properly withdrawn, and because of the odd lot procedure described above, we do not expect that we will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until up to five business days after the Expiration Date. The preliminary results of any proration will be announced by press release promptly after the Expiration Date.

2.	Procedures for Tendering Shares

If your Shares are registered in your name (for example, you are an individual who is the record and beneficial owner of the Shares) and you would like to tender all or a portion of your Shares, you must properly complete and sign the enclosed Letter of Transmittal and deliver it, together with any other documents required by the Letter of Transmittal, to the Depositary on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

If you hold your Shares in a brokerage account or otherwise through a broker, dealer, commercial bank, trust company, custodian or other nominee and you are not the holder of record on our books, you must contact your broker, dealer, commercial bank, trust company, custodian or other nominee and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Stockholders holding their Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf.

If you are a broker, dealer, commercial bank, trust company, custodian or other nominee tendering Shares on behalf of your client, you must properly complete and sign the enclosed Letter of Transmittal and deliver it, together with any required signature guarantees and any other documents required by the Letter of Transmittal, to the Depositary at the appropriate address on the “Important Instructions and Information” page accompanying the Letter of Transmittal.

Shares will be deemed delivered only when all required documentation, properly completed and executed, is received by the Depositary. Please note that a Letter of Transmittal delivered via a method of delivery not specified in the Letter of Transmittal will not be accepted. The only acceptable methods of delivery of the Letter of Transmittal are those set forth in the Letter of Transmittal. Hand delivery is not among the acceptable methods set forth in the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the stockholder tendering Shares. A completed and executed Letter of Transmittal must be received by the Depositary before 5:00 p.m., Eastern Time on the Expiration Date. You should allow sufficient time to ensure timely delivery. If you choose to use the U.S. Postal Service, you may want to consider using registered or certified priority mail with return receipt requested.

Stockholders tendering Shares must indicate the specific price or prices (in increments of $0.10) at which their Shares are being tendered by checking the box(es) indicating the price(s) in the section of the Letter of Transmittal captioned “Price(s) (in Dollars) per Share at Which Shares are Being Tendered” and specifying the number of Shares that the stockholder wishes to tender at each applicable price. Stockholders should be aware that this election could mean that none of their Shares will be purchased if the Purchase Price is less than the price(s) selected by the stockholder. Stockholders properly tendering Shares at a price equal to $6.10 per Share can expect to have at least a portion of their Shares purchased at the Purchase Price if any Shares are purchased pursuant to the Offer (subject to provisions relating to “odd lot” priority described herein). The same Shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Offer) at more than one price. A stockholder who has tendered Shares at more than one price and wishes to withdraw only those Shares tendered at a particular price or prices must complete and return a separate Withdrawal Letter for Shares tendered at each particular price as to which the stockholder is withdrawing. Alternately, a stockholder may complete and return a combined Withdrawal Letter for all of the Shares that have been tendered. Absent a Withdrawal Letter, subsequent Letters of Transmittal do not revoke the initial properly submitted Letter of Transmittal.

Odd Lot Holders must tender all of their Shares and also complete the Letter of Transmittal included with this document on yellow paper as Exhibit A to qualify for the preferential treatment available to Odd Lot Holders as described in Section 1. Odd Lot Holders should also complete the Odd Lot Certification Form included on yellow paper as Exhibit B with this Offer to Purchase.

Signature Guarantees and Method of Delivery. No signature guarantee is required if:

•	the Letter of Transmittal is signed by the registered holder of the Shares tendered; or

•	Shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program, the New York Stock Exchange, Inc. Medallion Signature Program, the Stock Exchange Medallion Program, or an “eligible guarantor institution,” as the term is defined in Rule 17-Ad-15 promulgated under the Exchange Act (each of the foregoing constituting an “Eligible Institution”).

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after receipt of a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, and any other documents required by the Letter of Transmittal.

U.S. Federal Backup Withholding Tax. Under the U.S. federal backup withholding tax rules, unless an exemption applies under the applicable law and regulations, a portion of the gross proceeds payable to a tendering stockholder or other payee who is a U.S. stockholder (as defined in Section 16) pursuant to the Offer must be withheld and remitted to the Internal Revenue Service (the “IRS”), unless the tendering stockholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Paying Agent (as payor) and certifies under penalties of perjury, among other things, that the number is correct. Any tendering stockholder that is a U.S. stockholder who has not previously provided an IRS Form W-9 to DST should complete and sign an IRS Form W-9 so as to provide the information and certification necessary to avoid U.S. federal backup withholding tax, unless the stockholder otherwise establishes to the satisfaction of the Paying Agent that the stockholder is not subject to such backup withholding tax. If a U.S. stockholder does not provide the Paying Agent with the correct taxpayer identification number, the U.S. stockholder may be subject to penalties imposed by the IRS. If U.S. federal backup withholding tax results in an overpayment of taxes, a refund may be obtained from the IRS in accordance with its refund procedures.

Certain “exempt recipients” (including, among others, all corporations and certain non-U.S. persons) are not subject to U.S. federal backup withholding tax. In order for a non-U.S. person to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8BEN, W-8IMY (with any required attachments), W-8ECI, or W-8EXP, as applicable (which may be obtained on the IRS website (www.irs.gov)), signed under penalties of perjury, attesting to that stockholder’s exempt status.

Stockholders are urged to consult with their tax advisor regarding information reporting and possible qualifications for exemption from U.S. federal backup withholding tax and the procedure for obtaining any applicable exemption.

For a more complete discussion of certain U.S. federal income tax consequences related to the Offer, see — “Certain Federal Income Tax Consequences” in Section 16.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted, the Purchase Price to be paid for Shares to be accepted and the validity, form eligibility, including time of receipt, and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion. Any such determination will be final and binding on all parties except as may be finally determined in a subsequent judicial proceeding challenging the Company’s determination. The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in proper form or the acceptance for payment of or payment for Shares which may, in the opinion the Company’s counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer prior to the Expiration Date and to waive any defect or irregularity in any tender with respect to any particular Share, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. The Company will not be liable for failure to waive any condition of the Offer, or any defect or irregularity in any tender of Shares. To the extent practicable, the Company and DST will give notice of any defects or irregularities in tenders, provided, however, that none of the Company, DST or any other person will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter. We strongly encourage stockholders to submit completed tender materials as early as possible after you have properly considered the information in this Offer to Purchase, so that you will have as much time as possible prior the Expiration Date to correct any defects or irregularities in the materials you provide to us.

Tendering Stockholder’s Representation and Warranty; Our Acceptance Constitutes an Agreement. Under Rule 14e-4 promulgated under the Exchange Act, no person acting alone or in concert with others, may directly or indirectly, tender Shares for the person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot, the person has a “net long position” (i.e., more Shares held in long positions than in short positions) in a number of Shares that is equal to or greater than the amount tendered and will deliver or cause to be delivered the Shares for the purpose of tendering to us within the period specified in the Offer. Rule 14e-4 also provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Shares made pursuant to any method of delivery set forth herein will constitute the tendering stockholder’s acceptance of the terms and conditions of the Offer, as well as the tendering stockholder’s representation and warranty to us that (i) the stockholder has a “net long position” in a number of Shares or Equivalent Securities at least equal to the Shares being tendered within the meaning of Rule 14e-4 and (ii) the tender of Shares complies with Rule 14e-4. Our acceptance for payment of Shares tendered in the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

3.	Amount of Tenders

Stockholders may tender all of their Shares or a portion of their Shares specified as a number of Shares that is less than all of their Shares. A stockholder will be able to tender his, her or its Shares to us for repurchase regardless of when the stockholder first purchased the Shares.

4.	Withdrawal Rights

Stockholders may withdraw Shares tendered at any time prior to 5:00 p.m. Eastern time on the Expiration Date. We will not accept any Shares for payment prior to that time. Stockholders may also withdraw Shares tendered at any time on or after May 9, 2014, if their Shares have not been accepted for payment prior to that time.

For withdrawal to be effective, a Withdrawal Letter must be sent by mail or overnight courier service and timely received by the Depositary at the appropriate address on the “Important Instructions and Information” page accompanying the Letter of Transmittal. Any such Withdrawal Letter must specify the name of the person who tendered the Shares to be withdrawn, must specify the identity and quantity of Shares to be withdrawn, and must be signed by the person(s) who signed the Letter of Transmittal in the same manner as the Letter of Transmittal was signed. You should allow sufficient time to ensure timely delivery of your Withdrawal Letter. If you choose to use the U.S. Postal Service, you may want to consider using registered or certified priority mail with return receipt requested.

Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be retendered again by following one of the procedures described in Section 2 (Procedures for Tendering Shares) at any time before the Expiration Date.

The Company will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any Withdrawal Letter, and our determination shall be final and binding, subject to each tendering Holder’s right to bring any dispute with respect thereto before a court of competent jurisdiction. None of the Company, its affiliates, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in any Withdrawal Letter or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5.	Purchase and Payment for Tendered Shares

Upon the terms and subject to the conditions of the Offer, following the Expiration Date, we will (1) determine the Purchase Price we will pay for Shares properly tendered and not properly withdrawn prior to the Expiration Date, taking into account the number of Shares tendered and the prices specified by tendering stockholders, and (2) accept for payment and pay an aggregate purchase price of up to $350 million for Shares that are properly tendered at prices at or below the Purchase Price and not properly withdrawn prior to the Expiration Date. For purposes of the Offer, we will be deemed to have accepted for payment, subject to the “odd lot” priority and proration provisions of the Offer, Shares that are properly tendered at or below the Purchase Price and not properly withdrawn, only when, as and if we give oral or written notice to the Depositary and the Paying Agent of our acceptance of tendered Shares for payment.

We will pay for Shares purchased pursuant to the Offer by depositing the aggregate Purchase Price for the Shares with the Paying Agent, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

If we are required to pro rate, the Paying Agent will determine the proration factor and pay for those tendered Shares accepted for payment promptly after the Expiration Date. We do not expect to be able to announce the final results of any proration or commence payment for any Shares purchased pursuant to the Offer until up to five business days after the Expiration Date. All Shares tendered and not purchased, including all Shares tendered at prices in excess of the Purchase Price and Shares not purchased due to proration, will be returned to the tendering stockholders.

Under no circumstances will we pay interest on the Purchase Price even if there is a delay in making payment. In addition, if certain events occur prior to the Expiration Date, we may not be obligated to purchase Shares pursuant to the Offer. For example, the Offer is conditioned on certain conditions. See Section 6.

At the maximum price of $6.50 per Share, we could purchase approximately 53,846,153 Shares if the Offer is fully subscribed, which would represent approximately 5.89% of the issued and outstanding Shares as of February 28, 2014. At the minimum price of $6.10 per Share, we could purchase approximately 57,377,049 Shares if the Offer is fully subscribed, which would represent approximately 6.28% of the issued and outstanding Shares as of February 28, 2014.

We may increase the value of Shares purchased in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the outstanding Shares without amending or extending the Offer. If we do so, the dollar value will increase by up to approximately $120 million.

If more than $350 million of Shares are duly tendered prior to 5:00 p.m. Eastern time on the Expiration Date and proration is required as described under “The Offer — Price; Number of Shares; Expiration Time” Section 1, we will not pay for any Shares tendered until after the final proration has been completed. We will deduct all transfer taxes, if any, payable on the transfer to us of the Shares purchased pursuant to the Offer.

6.	Conditions of the Offer

The Offer is not conditioned upon the receipt of financing or any minimum number of Shares being tendered. Notwithstanding any other provision of the Offer, we will not be required to accept for payment, purchase or pay for any Shares tendered, and we may terminate or amend the Offer or postpone the acceptance for payment of, or the purchase of and the payment for, Shares tendered (subject to Rule 13e-4(f)(5) under the Exchange Act, which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer), if at any time on or after the commencement of the Offer and before the Expiration Date any of the following events has occurred (or are determined by us to have occurred) that, in our judgment and regardless of the circumstances giving rise to the event or events (including any action or inaction by us), makes it inadvisable to proceed with the Offer or with the acceptance for payment for the Shares tendered in the Offer:

•	any threatened or pending action, suit or proceeding by any third-party including any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that directly or indirectly:

•	challenges or seeks to challenge, makes illegal, or delays or otherwise directly or indirectly restrains, prohibits or otherwise affects our making of the Offer, the acquisition by us of some or all of the Shares tendered pursuant to the Offer or any other matter relating to the Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Offer;

•	in our reasonable judgment, could be expected to materially and adversely affect our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or prospects, taken as a whole, or otherwise materially impair in any way our ability to purchase some or all of the Shares tendered pursuant to the Offer;

•	makes our purchase of, or payment for, some or all of the Shares tendered pursuant to the Offer illegal, or otherwise restrict or prohibit consummation of the Offer; or

•	materially impairs the contemplated benefits to us of the Offer;

•	there has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that could reasonably be expected to materially and adversely affect our business or prospects or the benefits to us of the Offer, including, but not limited to, the following:

•	any general suspension of trading in, or limitation on prices for, securities on any U.S. national securities exchange or in the over-the-counter market;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory;

•	the commencement or escalation of war, armed hostilities or other international or national calamity, including, but not limited to, an act of terrorism, directly or indirectly involving the United States;

•	any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that, in our reasonable judgment, could materially affect, the extension of credit by banks or other lending institutions in the United States;

•	legislation amending the Code, the effect of which, in our reasonable judgment, would be to materially change the tax consequences of the Offer in any manner that would reasonably be expected to materially and adversely affect us; or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

•	a tender or exchange offer for any or all Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or our subsidiaries, has been proposed, announced or commenced by any person or has been publicly disclosed or we have entered into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction, other than in the ordinary course of business;

•	we learn that:

•	any entity, “group” (as that term is used in Section 13(d)(3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding Shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as and to the extent disclosed in a Schedule 13D or Schedule 13G filed with the SEC;

•	any entity, group or person who has filed a Schedule 13D or Schedule 13G with the SEC has acquired or proposes to acquire, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than by virtue of the Offer), beneficial ownership of an additional 2% or more of our outstanding Shares; or

•	any new group has been formed that beneficially owns more than 5% of our outstanding Shares (options for and other rights to acquire Shares that are acquired or proposed to be acquired being deemed to be immediately exercisable or convertible for purposes of this clause);

•	any person, entity or group has filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, reflecting an intent to acquire us or any Shares, or has made a public announcement reflecting an intent to acquire us or any of our subsidiaries or any of our respective assets or securities;

•	any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Offer or us by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•	indicates that any approval or other action of any such court, agency or authority may be required in connection with the Offer or the purchase of Shares thereunder;

•	could reasonably be expected to prohibit, restrict or delay consummation of the Offer; or

•	otherwise could reasonably be expected to materially adversely affect our business or prospects, or the benefits to us of the Offer;

•	any change or changes have occurred in our business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), income, operations, results of operations or future business prospects that, in our reasonable judgment, has a material adverse effect on our business or prospects, or the benefits to us of the Offer;

•	any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Offer shall not have been obtained on terms satisfactory to us in our reasonable discretion; or

•	we shall have determined that the consummation of the Offer and the purchase of the tendered Shares may cause our Common Stock to be held of record by less than 300 persons.

In addition, if completing the Offer on its current or amended terms, or at all, may cause us to fail to qualify for taxation as a REIT under the Code we may terminate or amend the Offer or postpone the acceptance of its Shares for payment.

If any of the conditions referred to above is not satisfied, we may:

•	terminate the Offer and return all tendered Shares to the tendering stockholders,

•	extend the Offer and, subject to withdrawal rights as set forth in Section 4, retain all of the Shares until the expiration of the Offer as so extended,

•	waive the condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all of the Shares validly tendered and not withdrawn prior to the Expiration Date, or

•	delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. In certain circumstances, if we waive any of the conditions described above, we may be required to extend the Expiration Date. Any determination by us concerning the events described above will be final and binding on all parties.

7.	Extension of the Offer; Termination; Amendment

Subject to any applicable rule and regulation of the SEC, we expressly reserve the right to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Paying Agent and the Depositary and making a public announcement of the extension. During any extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the rights of a tendering stockholder to withdraw his, her or its Shares.

We also expressly reserve the right, in our sole discretion, not to accept for payment and not pay for any Shares not previously accepted for payment or paid for, subject to applicable law, to postpone payment for Shares or to terminate the Offer upon the occurrence of any of the conditions specified in Section 6 by giving oral or written notice of the termination or postponement to the Paying Agent and the Depositary and making a public announcement of the termination or postponement. Our reservation of the right to delay payment for Shares that we have accepted for payment is limited by Exchange Act Rule 13e-4(f)(5), which requires that we must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of the Offer.

Subject to compliance with applicable law, we further reserve the right, in our reasonable discretion, and regardless of whether any of the events set forth in Section 6 have occurred or are deemed by us to have occurred, to amend the Offer in any respect, including, without limitation, by changing the per Share purchase price range or by increasing or decreasing the value of Shares sought in the Offer. Amendments to the Offer may be made at any time and from time to time by public announcement of the amendment. In the case of an extension, the public announcement must be issued no later than 9:00 a.m., Eastern Time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designed to inform stockholders of the change. Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or comparable service. We will not be required to amend or extend the Offer if the increase in the value of Shares purchased in the Offer does not cause the number of Shares purchased to exceed 2% of the outstanding Shares.

If we materially change the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will extend the Offer to the extent required by applicable law.

SEC rules and related releases and interpretations provide that the minimum period during which an Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of the terms or information. The Offer will be extended until the expiration of the period of at least ten business days if:

•	we increase or decrease the price range to be paid for Shares or increase or decrease the value of Shares sought in the Offer (and thereby increase or decrease the number of Shares that may be purchased in the Offer), and, in the event of an increase in the value of Shares purchased in the Offer, the number of Shares accepted for payment in the Offer increases by more than 2% of the outstanding Shares, and

•	the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such an increase or decrease is first published, sent or given to the stockholders in the manner specified in this Section 7.

8.	Certain Effects of the Offer

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest owned by stockholders that do not tender their Shares. Assuming the Purchase Price is equal to the lowest price within our range, the approximately 57,377,049 Shares that we are offering to purchase represent approximately 6.28% of the outstanding Shares. Stockholders who tender all of their Shares will give up the opportunity to participate in any future benefits from the ownership of Shares, including potential future dividends or distributions that we may pay. The Purchase Price per Share payable to a tendering stockholder may be less than the total amount which might otherwise be received by stockholders at a later date. This could result in the dollar value of the Offer increasing by up to approximately $120 million.

In addition, on January 29, 2014 we announced that we were suspending our Death and Disability SRP. We noted that we intended to reinstate the Death and Disability SRP at some point during the year. Under applicable law, we will not be permitted to reinstate the Death and Disability SRP until ten (10) business days after completing this Offer. Because reinstatement will require thirty (30) days’ notice, the Death and Disability SRP may not be reinstated for at least forty-five 45 days after completing this Offer. This time period will be extended if we extend the Offer. If we reinstate the Death and Disability SRP, we would also be required to suspend it if we were to commence another tender offer or offers. There is no assurance that we will reinstate the Death and Disability SRP immediately after completing this Offer.

Our purchases pursuant to the Offer will not result in the deregistration of our Shares under the Exchange Act.

None of our directors or executive officers intend to tender any of their Shares in the Offer, which will increase their proportional holdings. After expiration or termination of the Offer, our directors and executive officers may, subject to applicable law and applicable policies and practices of the Company, sell their Shares from time to time at prices that may be more or less favorable than the Purchase Price to be paid to our stockholders in the Offer.

9.	Treatment of Fractional Shares

If: (i) you are tendering all of your Shares and the Offer is not over-subscribed; or (ii) you are an odd lot holder tendering all of your Shares, we will purchase your properly tendered Shares, including any fractional Share, pursuant to the terms and subject to the conditions of the Offer. If you tender a total number of whole Shares such that if this number was to be accepted by the Company you would be left with only a fractional Share on the Company’s stock ledger, we will consider you to be tendering all of your Shares, including the fractional Share. However, if the Offer is over-subscribed and your tendered Shares are subject to purchase on a pro rata basis, the proration will be adjusted to avoid the purchase of your fractional Share.

10.	Use of Securities Acquired

We currently intend to cancel and retire Shares purchased in the Offer. These Shares will return to the status of authorized and unissued Common Stock and will be available for us to issue without further stockholder action for all purposes except as required by applicable law.

11.	Plans and Proposals

Except as described or incorporated by reference herein, or as may occur in the ordinary course of business, we have no plan to take any action that relates to or would result in any of the following:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of a material amount of our assets or any of our subsidiaries, other than the acquisition and disposition of properties in the ordinary course of business;

•	any material change in our present dividend rate or policy, or indebtedness or capitalization of the Company;

•	any other change in our present board of directors or management;

•	any other material change in our corporate structure or business; or

•	our Common Stock becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

On March 12, 2014, we entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group, Inc. (the “Inland Group”), pursuant to which the Company has begun the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). Among other things, on March 12, 2014, we agreed with the business manager to terminate our business management agreement, hired all of our business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by our business manager. As a result, we directly employ our executive officers and the other former employees of the business manager and will no longer pay a fee or reimburse expenses to our business manager. As the first step in taking over management of all our real estate assets (except our lodging properties, which are managed by third parties), we hired certain employees from our property managers; assumed responsibility for performing significant property management activities for our industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction oversight; and amended our property management agreements to reduce our property management fees as a result of our assumption of such responsibilities. As the second step, on December 31, 2014, we expect to take over the remaining property management functions performed by the property managers, terminate our property management agreements, hire the remaining property manager employees and acquire the assets necessary to conduct the remaining functions performed by the property managers. As a consequence, beginning January 1, 2015, we expect to become fully self-managed. We expect that becoming self-managed will positively impact our net income and funds from operations. We cannot, however, estimate the impact due to uncertainties regarding the anticipated transition-related expenses, including the terms and conditions of employment arrangements with persons we are hiring from our business manager and property managers, as well as other infrastructure and information technology costs associated with becoming self-managed. For more information regarding the Self-Management Transactions, please see our Current Report on Form 8-K filed on March 13, 2014, which is incorporated by reference into this Offer to Purchase.

Additionally, from time to time, as part of our long-term corporate goal of enhancing stockholder value, we have explored, and are continuing to explore, potential strategic transactions with respect to our property segments, including acquisitions and divestitures, as well as ways to create liquidity for our stockholders. As previously disclosed by us, potential strategic transactions may include a variety of options, including listing our Shares on a national securities exchange, a spin-off of an entity owning one of our property segments, an initial public offering or listing of such an entity on a national securities exchange, a merger with another existing traded REIT, or the sale of all, or substantially all, of one or more of our property segments. We currently have no definitive plan or proposal to conduct any specific strategic transaction. We may decide to engage in one or more such transactions in the future, if, among other things, our board determines that any such transactions are in the best interest of the Company and market conditions are favorable. Stockholders whose Shares are purchased in the Offer will not benefit from any appreciation in the value of those Shares that would have occurred as a result of any such potential future event. There is no assurance that a strategic transaction or transactions will occur or that liquidity or enhanced value will be realized by us or our stockholders from any such transaction. The form, likelihood of execution and the timing of any potential strategic transaction are difficult to predict and are subject to a number of known and unknown risks. See our “Cautionary Note Regarding Forward-Looking Statements” above for further discussion of these difficulties and risks.

12.	Source and Amount of Funds

Assuming that the Offer is fully subscribed, the value of Shares purchased in the Offer will be $350 million, subject to our ability to increase the number of Shares accepted for payment in the Offer by up to 2% of the outstanding Shares without amending or extending the Offer in accordance with rules promulgated by the Securities and Exchange Commission. If we increase the number of Shares accepted by up to 2%, the dollar value of the Offer would increase by up to approximately $120 million. Assuming that we do not increase the number of Shares accepted for payment, we expect that the maximum aggregate cost of these purchases, including all fees and expenses applicable to the Offer, will be approximately $351 million. We intend to fund the purchase of Shares in the Offer and pay related costs by using our available cash, which may include funds received from draws on the line of credit provided under our senior unsecured credit facility. Our ability to draw on the line of credit is not a condition of this Offer.

Under the agreements governing the credit facility, KeyBank National Association, JP Morgan Chase Bank National Association and other financial institutions have agreed to provide for an aggregate amount of borrowings of $500 million. The credit facility consists of a $300 million senior unsecured revolving line of credit and a $200 million unsecured term loan. The line of credit contains certain operating covenants backed by a pool of unencumbered properties. The credit facility has an accordion feature to increase available borrowings up to an aggregate total of $800 million under certain circumstances with lenders’ consent. The revolving line of credit matures on May 7, 2016 and the unsecured term loan matures on May 7, 2017. We have a one year extension option on the revolving line of credit, which we may exercise as long as there is no existing default, we are in compliance with all covenants, a 60-day notice has been provided and we pay an extension fee equal to 0.20% of the commitment amount being extended.

The terms of the credit agreement include: monthly interest-only payments at a rate of LIBOR plus a margin ranging from 1.60% to 2.45% on the outstanding balance of the revolver depending on leverage levels, and at a rate of LIBOR plus a margin ranging from 1.50% to 2.45% on the outstanding balance of the term loan depending on leverage levels; quarterly unused fees on the revolver ranging from 0.25% to 0.35%, depending on the undrawn amount; and the requirement to maintain a pool of unencumbered assets to support the facility, subject to certain covenants and minimum requirements related to the value, debt service coverage, and number of properties included in the collateral pool.

This full recourse credit agreement requires compliance with certain covenants including: a minimum net worth requirement, restrictions on indebtedness, a distribution limitation and investment restrictions. It also contains customary default provisions including the failure to timely pay debt service payable thereunder, the failure to comply with the Company’s financial and operating covenants and the failure to pay when amounts outstanding under the credit agreement become due. Our ability to borrow under the revolving line of credit is conditioned on there being no default or unmatured default and each representations and warranty being true and correct as of the borrowing date. If the lenders declare a default, as defined in the credit agreement, all outstanding borrowings under the credit facility could be accelerated.

As of December 31, 2013, we had $200,000 outstanding under the line of credit. Draws on the line of credit bore interest at a rate of 1.6% as of December 31, 2013. As of December 31, 2013, we were in compliance with all covenants and default provisions under the credit agreement. We expect to repay any amounts drawn on our credit facility to fund the amount paid for Shares purchased in the Offer or fees and other costs of the Offer from future cash flows, which may come from operations, DRP proceeds, proceeds from sales of our properties and distributions from our investments in joint ventures.

13.	Certain Information About the Company

Our Business and State of Incorporation. We were incorporated in October 2004 as a Maryland corporation and have elected to be taxed, and currently qualify, as a REIT for federal tax purposes. We own, manage, acquire and develop a diversified portfolio of commercial real estate located throughout the United States. In addition, we own assets and properties in development through various joint ventures with various controlling and noncontrolling interests, as well as investments in marketable securities and other assets.

Lack of Public Trading Market; Estimated Value. Our Shares are not listed on a national securities exchange, and there is no established public trading market for our Shares. From time to time, at least annually, we publish an estimated per share value of our Common Stock to assist broker dealers that sold our Shares in our initial and follow-on “best efforts” offering to comply with the rules published by the Financial Industry Regulatory Authority (“FINRA”) regarding customer account statements. On December 27, 2013, we announced an estimated value equal to $6.94 per Share. To estimate our per share value, the audit committee of our board engaged an independent third-party real estate advisory firm to estimate the per share value of our common stock on a fully diluted basis as of December 31, 2013. The independent third-party utilized the “net asset value” or “NAV” method which is based on the fair value of real estate, real estate related investments and all other assets, less the fair value of total liabilities. The fair value estimate of the Company’s real estate assets was equal to the sum of the fair value estimates for its individual real estate assets. The value of the Company’s wholly owned real estate and real estate-related assets, such as joint ventures, was estimated using a discounted cash flow or “DCF” of projected net operating income, less capital expenditures, for each capitalization rate. The independent third-party also estimated the fair value of our long-term debt obligations, including the current liabilities, by comparing current market interest rates to the contract rates on our long-term debt and discounting to present value the difference in future payments.

Executive Officers and Directors of the Company. The names of our executive officers and directors are set forth below under “Beneficial Ownership of Shares by Directors and Officers.” The business address for each person is: 2901 Butterfield Road, Oak Brook, IL 60523, and the telephone number for each person is (630) 218-8000.

Beneficial Ownership of Shares by Directors and Officers. Based on a review of filings with the SEC, the following table shows the amount of Common Stock beneficially owned (unless otherwise indicated) by (1) our directors, (2) our executive officers, and (3) our directors and executive officers as a group. All information is as of March 13, 2014.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)		Percent of Class
J. Michael Borden, Independent Director	168,300	(3)	*
Thomas F. Glavin, Independent Director	29,047	(4)	*
Brenda G. Gujral, Director	10,032	(5)	*
Thomas F. Meagher, Independent Director	21,477	(6)	*
Robert D. Parks, Director and Chairman of the Board	451,920	(7)	*
Paula Saban, Independent Director	5,500	(8)	*
William J. Wierzbicki, Independent Director	7,015	(9)	*
Thomas P. McGuinness, President	—		—
Jack Potts, Treasurer and Principal Financial Officer	—		—
Anna Fitzgerald, Principal Accounting Officer	—		—
Scott W. Wilton, Secretary	4,028	(10)	*

All Directors and Officers as a group (eleven persons)	697,319		*

*	Less than 1%
(1)	The business address of each person listed in the table is c/o Inland American Real Estate Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.
(2)	All fractional ownership amounts have been rounded to the nearest whole number.
(3)	Mr. Borden has sole voting and dispositive power over 161,604 Shares, including 63,085 Shares owned by St. Anthony Padau Charitable Trust, for which Mr. Borden is the trustee, and Mr. Borden and his wife share voting and dispositive power over 6,696 Shares. Mr. Borden’s Shares include vested options exercisable into 5,500 Shares of common stock.
(4)	Mr. Glavin and his wife share voting and dispositive power over 24,597 Shares. Mr. Glavin has sole voting and dispositive power over 4,500 Shares. Mr. Glavin’s Shares include vested options exercisable into 4,500 Shares of common stock.
(5)	Ms. Gujral has sole voting and dispositive power over 3,605 Shares. Ms. Gujral and her husband share voting and dispositive power over 6,426 Shares.
(6)	Mr. Meagher has sole voting and dispositive power over all of the Shares that he owns. Mr. Meagher’s Shares include vested options exercisable into 5,500 Shares of common stock.
(7)	Mr. Parks has sole voting and dispositive power over all 451,920 Shares.
(8)	Ms. Saban has sole voting and dispositive power over all of the Shares that she owns. Ms. Saban’s ownership is comprised of vested options exercisable into 5,500 Shares of common stock.
(9)	Mr. Wierzbicki and his wife share voting and dispositive power over 1,515 Shares. Mr. Wierzbicki’s Shares include vested options exercisable into 5,500 Shares of common stock.
(10)	Mr. Wilton and his mother share voting and dispositive power over all 3,351 Shares, and Mr. Wilton and his spouse share voting and dispositive power over 677 Shares owned by Mr. Wilton’s spouse through her individual IRA.

Recent Securities Transactions. Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past sixty days, no transactions with respect to the Common Stock have been effected by the Company, its executive officers, directors, affiliates or subsidiaries, except as follows.

Name	Date of Transaction	Nature of Transaction	Number of Shares of Common Stock	Price per Share
Company	01/13/14	Issuance pursuant to the DRP	2,162,396	$6.94
J. Michael Borden	01/13/14	Monthly purchase under the DRP	960	$6.94
Thomas F. Glavin	01/13/14	Monthly purchase under the DRP	145	$6.94
Brenda G. Gujral	01/13/14	Monthly purchase under the DRP	59	$6.94
Thomas F. Meagher	01/13/14	Monthly purchase under the DRP	94	$6.94
William J. Wierzbicki	01/13/14	Monthly purchase under the DRP	6	$6.94
Company	01/27/14	Quarterly repurchase under the Death and Disability SRP	1,077,829	$6.94
Company	02/12/14	Issuance pursuant to the DRP	2,160,849	$6.94
J. Michael Borden	02/12/14	Monthly purchase under the DRP	966	$6.94
Thomas F. Glavin	02/12/14	Monthly purchase under the DRP	146	$6.94
Brenda G. Gujral	02/12/14	Monthly purchase under the DRP	60	$6.94
Thomas F. Meagher	02/12/14	Monthly purchase under the DRP	95	$6.94
William J. Wierzbicki	02/12/14	Monthly purchase under the DRP	6	$6.94
J. Michael Borden	2/26/14	Grant of stock options under the Independent Director Stock Option Plan (the “Option Plan”)	500	$6.94	(1)
Thomas F. Glavin	2/26/14	Grant of stock options under the Option Plan	500	$6.94	(1)
Thomas F. Meagher	2/26/14	Grant of stock options under the Option Plan	500	$6.94	(1)
Paula Saban	2/26/14	Grant of stock options under the Option Plan	500	$6.94	(1)
William J. Wierzbicki	2/26/14	Grant of stock options under the Option Plan	500	$6.94	(1)
Company	3/12/14	Issuance pursuant to the DRP	2,156,846	$6.94
J. Michael Borden	3/12/14	Monthly purchase under the DRP	972	$6.94
Thomas F. Glavin	3/12/14	Monthly purchase under the DRP	146	$6.94
Brenda G. Gujral	3/12/14	Monthly purchase under the DRP	60	$6.94
Thomas F. Meagher	3/12/14	Monthly purchase under the DRP	95	$6.94
William J. Wierzbicki	3/12/14	Monthly purchase under the DRP	6	$6.94

(1)	$6.94 is the exercise price on the date of issuance.

Incorporation by Reference. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of the Offer and is deemed to be part of this Offer to Purchase except to the extent any such information is modified or superseded by information in the Offer to Purchase or any document subsequently filed by us with the SEC. We incorporate by reference the documents listed below (except to the extent that the information contained therein is deemed “furnished” and not “filed” in accordance with SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”); and

•	Our Current Reports on Form 8-K filed on January 29, 2014; February 28, 2014; March 4, 2014; March 5, 2014; March 13, 2014; and March 14, 2014.

We encourage you to review the information in the Form 10-K and the other documents we are incorporating by reference when evaluating your decision to participate in the Offer.

14.	Additional Information.

We have filed an issuer tender offer statement on Schedule TO with the SEC that includes certain additional information relating to the Offer. We intend to supplement and amend the Schedule to the extent required to reflect information we subsequently file with the SEC. This material may be inspected and copied at prescribed rates at the SEC’s public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov) that contains our Schedule TO, reports and other information about us, including our annual, quarterly and current reports, proxy statements and other SEC filings. You may also obtain a copy of our Schedule TO or a copy of any or all of the documents incorporated herein by reference, other than the exhibits to any documents that are not specifically incorporated by reference herein, free of charge by contacting us at the address or telephone number set forth on the first page of this Offer to Purchase.

15.	Certain Legal Matters; Regulatory Approvals.

We are neither aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of the Shares pursuant to the Offer, nor are we aware of any approval or other action by any government or governmental, administrative or regulatory authority, agency or body that would be required for us to acquire Shares as contemplated by the Offer. We contemplate that we will seek any approvals or make any filings that may become necessary. We cannot predict whether we will be required to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of a required approval or other action. There can be no assurance that any approval or other action, if needed, would be obtained or would obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition. Our obligations pursuant to the Offer to accept for payment and pay for the tendered Shares are subject to the satisfaction of certain conditions. See — “The Offer — Conditions of the Offer” Section 6.

16.	Certain Federal Income Tax Consequences.

The following discussion is a general summary of the federal income tax consequences related to the tender of Shares pursuant to the Offer. It does not contain any discussion of state, local or non-U.S. tax consequences. You should consult your tax advisor for a complete description of the federal, state, local and non-U.S. tax consequences to you of tendering Shares pursuant to the Offer.

This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax consequences described below.

This summary of certain federal income tax consequences applies to you only if you hold Shares as a “capital asset” (generally, property held for investment). Special rules not discussed here may apply to you if you are (i) a broker-dealer or a dealer in securities or currencies, (ii) an S corporation, (iii) a partnership or other pass-through entity, (iv) a bank, thrift or other financial institution, (v) a regulated investment company or a REIT, (vi) an insurance company, a tax-exempt organization, (vii) a person that is not a U.S. stockholder, as defined below, (viii) subject to the alternative minimum tax provisions of the Code, (ix) holding Shares as part of a hedge, straddle, conversion, integrated or other risk reduction or constructive sale transaction, (x) holding Shares through a partnership or other pass-through entity, or (xi) a U.S. person whose “functional currency” is not the U.S. dollar.

This summary is for general information purposes only and is not tax advice.

The balance of this summary applies only to U.S. stockholders that are not tax-exempt organizations. For these purposes, a “U.S. stockholder” is a beneficial owner of Shares that for federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for federal tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

•	an estate, the income of which is subject to federal income taxation regardless of its source; or

•	a trust if either a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in place to be treated as a U.S. person.

If a partnership, including any entity that is treated as a partnership for federal tax purposes, holds Shares, the federal income tax treatment of the partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Shares, you should consult your tax advisor regarding the tax consequences of tendering Shares held by the partnership.

STOCKHOLDERS WHO ARE NOT U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE OFFER.

Generally. A sale of Shares pursuant to the Offer will constitute a “redemption” under the Code and will be a taxable transaction for federal income tax purposes. If the redemption qualifies as a sale of Shares by a U.S. stockholder under Section 302 of the Code, the U.S. stockholder will recognize gain or loss equal to the difference between (i) the cash received pursuant to the Offer and (ii) the U.S. stockholder’s adjusted tax basis in the Shares surrendered pursuant to the Offer. If the redemption does not qualify as a sale of Shares under Section 302 of the Code, the U.S. stockholder will not be treated as having sold Shares but will be treated as having received a distribution from us in an amount up to the amount of the cash received pursuant to the Offer. If a U.S. stockholder is treated as receiving a distribution from us, the U.S. stockholder will generally be taken into account as ordinary income dividend to the extent of our current or accumulated earnings and profits, unless we designate the dividend as a capital gain dividend.

As described below, whether a redemption qualifies for sale treatment will depend largely on the total number of the U.S. stockholder’s Shares (including any Shares constructively owned by the U.S. stockholder) that are purchased in the Offer and any Shares acquired or disposed of in a transaction that, for federal income tax purposes, is integrated with the Offer.

Sale Treatment. Under Section 302 of the Code, a redemption of Shares pursuant to the Offer will be treated as a sale of such Shares for federal income tax purposes if such redemption (i) results in a “complete redemption” of all of the U.S. stockholder’s stock in us, (ii) is “substantially disproportionate” with respect to the U.S. stockholder, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder. In determining whether any of these three tests under Section 302 of the Code is satisfied, a U.S. stockholder must take into account not only Shares that the U.S. stockholder actually owns, but also any Shares that the U.S. stockholder is treated as owning pursuant to the constructive ownership rules of Section 318 of the Code. Under those rules, a U.S. stockholder generally is treated as owning (i) Shares owned by the U.S. stockholder’s spouse, children, grandchildren and parents; (ii) Shares owned by certain trusts of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iii) Shares owned by any estate of which the U.S. stockholder is a beneficiary, in proportion to the U.S. stockholder’s interest; (iv) Shares owned by any partnership or S corporation in which the U.S. stockholder is a partner or stockholder, in proportion to the U.S. stockholder’s interest; (v) Shares owned by any non-S corporation of which the stockholder owns at least 50% in value of the stock; and (vi) Shares that the U.S. stockholder has an option or similar right to acquire. A U.S. stockholder that is a partnership or S corporation, estate, trust or non-S corporation is treated as owning stock owned (as the case may be) by partners or S corporation stockholders, by estate beneficiaries, by certain trust beneficiaries, and by 50% stockholders of a non-S corporation. Shares constructively owned by a person generally is treated as being owned by that person for the purpose of attributing ownership to another person.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will result in a “complete redemption” of all the U.S. stockholder’s Shares in us if either (i) we purchase all of the Shares actually and constructively owned by the U.S. stockholder, or (ii) the U.S. stockholder actually owns no Shares after all transfers of Shares pursuant to the Offer, constructively owns only Shares owned by certain family members, and the U.S. stockholder is eligible for a waiver from, and does waive (pursuant to Section 302(c)(2) of the Internal Revenue Code), constructive ownership of Shares owned by family members. Any U.S. stockholder desiring to waive such constructive ownership of Shares should consult a tax advisor about the applicability of Section 302(c)(2) of the Code.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will be “substantially disproportionate” with respect to the U.S. stockholder if (i) the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately after all redemptions of Shares pursuant to the Offer is less than (ii) 80% of the percentage of Shares actually and constructively owned by the U.S. stockholder compared to all Shares outstanding immediately before such redemptions. As of February 28, 2014, we had 913,100,469 outstanding Shares. We anticipate issuing additional Shares pursuant to the DRP prior to the consummation of the Offer, but will provide the following illustrative example of the requirements for a substantially disproportionate redemption using the number of Shares outstanding as of February 28, 2014. If the Purchase Price was $6.10 per Share and we purchased $350 million in value of Shares pursuant to the Offer, we would redeem approximately 6.28% of the outstanding Shares pursuant to the Offer. If exactly 6.28% of the outstanding Shares are redeemed, the number of Shares outstanding after consummation of the Offer (exclusive of any Shares that may be issued through the DRP) will be 93.72% of the number of Shares outstanding. Consequently, in that case a U.S. stockholder must dispose of more than 25.03% (i.e., 100% minus 80% of 93.72%) of the number of Shares the U.S. stockholder actually and constructively owns in order possibly to qualify for a substantially disproportionate redemption. If we increase the number of Shares redeemed pursuant to the Offer, the number of Shares redeemed could exceed 6.28% of the number of Shares outstanding immediately prior to the consummation of the Offer, which would require a U.S. stockholder to dispose of an even a greater percentage of Shares than indicated above in order possibly to qualify for a substantially disproportionate redemption. Conversely, if the Purchase Price is more than $6.10 per Share or, as anticipated, we issue additional Shares pursuant to the DRP prior to the consummation of the Offer, the number of Shares redeemed could be less than 6.28% of the number of Shares outstanding, which would require a U.S. stockholder to dispose of a lower percentage of Shares to possibly qualify for a substantially disproportionately redemption.

A redemption of Shares from a U.S. stockholder pursuant to the Offer will be “not essentially equivalent to a dividend” if, pursuant to the Offer, the U.S. stockholder experiences a “meaningful reduction” in his or her proportionate interest in us, including voting rights, participation in earnings and liquidation rights, arising from the actual and constructive ownership of Shares. The IRS has indicated in Revenue Ruling 76-385 that a very small reduction in the proportionate interest of a small minority stockholder who does not exercise any control over corporate affairs generally constitutes a “meaningful reduction” in the stockholder’s interest in the company where the company’s stock is widely held and publicly traded. Although our Shares are widely held, our Shares are not publicly traded. U.S. stockholders are urged to consult their tax advisers about the applicability that ruling to the Offer.

The fact that the redemption fails to qualify as a sale pursuant to the other two tests is not taken into account in determining whether the redemption is “not essentially equivalent to a dividend.” If exactly 6.28% of the outstanding Shares immediately prior to the consummation of the Offer are redeemed pursuant to the Offer, the number of Shares outstanding will be reduced by 6.28%. Consequently, in that case a stockholder must dispose of more than 6.28% of the number of Shares the U.S. stockholder actually and constructively owns in order possibly to have any reduction in the stockholder’s proportionate stock interest in us. If we increase the number of Shares redeemed pursuant to the Offer, the number of Shares redeemed could exceed 6.28% of the number of Shares outstanding immediately prior to the consummation of the Offer, which would require a U.S. stockholder to dispose of an even a greater percentage of Shares than indicated above in order to have any reduction in the stockholder’s proportionate interest. Conversely, if the Purchase Price is more than $6.10 or, as anticipated, we issue additional Shares pursuant to the DRP prior to the consummation of the Offer, the number of Shares redeemed could be less than 6.28% of the number of Shares outstanding, which would require a U.S. stockholder to dispose of a lower percentage of Shares to have a reduction in the stockholder’s proportionate interest.

U.S. stockholders should be aware that an acquisition or disposition of Shares as part of a plan that includes the U.S. stockholder’s tender of Shares pursuant to the Offer should be taken into account in determining whether any of the foregoing tests is satisfied. U.S. stockholders are urged to consult their own advisors with regard to whether acquisitions from or sales to third parties and a tender may be so integrated. U.S. Stockholders should also be aware that their ability to satisfy any of the foregoing tests may be affected by proration pursuant to the Offer. Therefore, a U.S. stockholder (other than an odd lot holder who tenders all of his or her Shares at or below the Purchase Price) can be given no assurance, even if the U.S. stockholder tenders all of his or her Shares at $6.10 per Share, that we will purchase a sufficient number of such Shares to permit the U.S. stockholder to satisfy any of the foregoing tests.

If any of the foregoing three tests is satisfied, the U.S. stockholder will recognize gain or loss equal to the difference between the amount of cash received pursuant to the Offer and the U.S. stockholder’s adjusted tax basis in the Shares sold. Such gain or loss must be determined separately for each block of Shares sold (i.e., Shares that were acquired in a single transaction). Capital gain or loss generally will be long-term capital gain or loss if, at the time we accept the Shares for payment, the U.S. stockholder held the Shares for more than one year. Long-term capital gains of individuals, estates and trusts generally are subject to a maximum U.S. federal income tax rate of 20%. Short-term capital gains of individuals, estates, and trusts generally are subject to a maximum federal income tax rate of 39.6%. Capital gains of corporations generally are taxed at the federal income tax rates applicable to corporate ordinary income.

Dividend Treatment. If none of the foregoing three tests under Section 302 of the Code is satisfied, the U.S. stockholder generally will be treated as having received a distribution in an amount equal to the amount of cash received by the U.S. stockholder pursuant to the Offer. That distribution will be treated as ordinary dividend income to the extent our current or accumulated earnings and profits are allocated to the distribution, unless we designate the dividend as a capital gains dividend. Dividends paid to corporate U.S. stockholders will not qualify for the dividends received deduction generally available to corporations. In addition, our ordinary dividends generally will not qualify for the 20% tax rate on “qualified dividend income” received by taxpayers taxed as individuals. Our ordinary dividends, with limited exceptions, paid to taxpayers taxed as individuals are taxed at the higher federal income tax rate applicable to ordinary income, which is a maximum rate of 39.6%.

Constructive Distributions. Provided that no tendering U.S. stockholder is treated as receiving a dividend as a result of the Offer, stockholders whose percentage ownership of the Company increases as a result of the Offer will not be treated as realizing taxable constructive distributions by virtue of that increase. In the event that any tendering U.S. stockholder is deemed to receive a dividend, it is possible that stockholders whose percentage ownership of the Company increases as a result of the Offer, including stockholders who do not tender any Shares pursuant to the Offer, may be deemed to receive a constructive distribution in the amount of the increase in their percentage ownership of the Company as a result of the Offer. A constructive distribution will be treated as a dividend to the extent of our current or accumulated earnings and profits allocable to it. This dividend treatment will not apply if the purchase of Shares pursuant to the Offer is treated as an “isolated redemption” within the meaning of the Treasury Regulations.

Information Reporting. Information returns will generally be filed with the IRS in connection with of the gross proceeds payable to a U.S. stockholder pursuant to the Offer. We will rely on information previously provided by you in order to determine whether backup withholding is required. If we have not received this information from you, then unless an exemption exists and is proven in a manner satisfactory to the Depositary, a U.S. stockholder will be subject to backup withholding on these payments. If you have not previously provided this information or wish to change previously provided information, you must submit to the Depositary a completed Form W-9, which can be obtained from the Depositary or from www.irs.gov. Certain stockholders (including, among others, all corporations and certain non-U.S. foreign individuals who provide an IRS Form W-8BEN) are not subject to these backup withholding and reporting requirements. The amount of any backup withholding from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability and may entitle the U.S. stockholder to a refund.

Federal income tax information reporting rules require “cost basis” for Shares involved in certain transactions to be reported to stockholders and the IRS. More specifically, upon the transfer or redemption of any Shares subject to those reporting requirements, a broker must report both the cost basis of the Shares and the gain or loss recognized on the transfer or redemption of those Shares to the holder and to the IRS on Form 1099-B.

In connection with the purchase of Shares pursuant to this Offer, U.S. stockholders may identify by lot the Shares that are purchased, but U.S. stockholders who do not identify specific lots in a timely manner will be transferred on a “first in/first out” basis. U.S. stockholders should consult their tax advisors regarding the consequences of the “cost basis” information reporting rules.

17.	Recommendation

Our board of directors has approved the Offer. Neither the Company, our board of directors, DST in its capacity as the Depositary, Paying Agent or Information Agent, however, makes any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares or as to the price or the prices at which you may choose to tender your Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender and the price or prices at which to tender.

Because each stockholder’s investment decision is a personal one, based on their own financial circumstances, no person has been authorized to make any recommendation on our behalf as to whether stockholders should tender their Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained or incorporated by reference herein or in a Letter of Transmittal. If given or made, the recommendation and information and representations must not be relied on as having been authorized by us.

18.	Miscellaneous

The Offer is not being made to, and tenders will not be accepted from, stockholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities laws of the applicable jurisdiction. We are not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of the applicable jurisdiction. However, we reserve the right to exclude stockholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. We believe this exclusion is permissible under applicable laws and regulations, provided we make a good faith effort to comply with any law deemed applicable to the Offer.

We have retained DST to act as the Depositary, the Paying Agent and the Information Agent in connection with the Offer. In its role as Depositary, DST will receive Letters of Transmittal and Withdrawal Letters and provide information regarding the Offer to those persons, including stockholders that contact it. As Paying Agent, DST will be responsible for determining the Purchase Price and proration factor, if any, and matching payment for all

Shares purchased by us in the Offer. As the Information Agent, DST may contact stockholders by mail, telephone, e-mail and personal interviews and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners.

DST will receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses incurred in connection with the Offer and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to brokers, dealers or other persons (other than fees to DST as described above) for soliciting tenders of Shares pursuant to the Offer. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding the Offer and related materials to the beneficial owners of Shares held by them as a nominee or custodian or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent, or the agent of DST for purposes of the Offer.

Stockholders holding their Shares of record will not be required to pay any fees or commissions in connection with the tender directly to the Depositary and repurchase of their Shares. Beneficial owners who do not own their Shares as record holders are urged to consult the broker, dealer or other nominee or custodian who is the record holder of their Shares to determine whether transaction costs may apply if stockholders tender Shares through the brokers, dealers or other nominee or custodian stockholders and not directly to the Depositary. Stockholders holding their Shares through a broker, dealer, commercial bank, trust company, custodian or other nominee must not deliver a Letter of Transmittal directly to the Depositary (DST). The broker, dealer, commercial bank, trust company, custodian or other nominee holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary (DST) on your behalf. If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted.